 SEC Form 4
FORM 4 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940
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1. Name and Address of Reporting Person* Michael A. Chowdry Marital Trust (Last) (First) (Middle) 7333 W. Jefferson Ave., Suite 225 (Street) Lakewood, CO 80235 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol Atlas Air Worldwide Holdings, Inc. CGO 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year) 8/30/2002 5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

   Director   X 10% Owner
   Officer (give title below)        Other (specify below)

Description
7. Individual or Joint/Group
    Filing (Check Applicable Line)

X   Form filed by One Reporting Person
     Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2.Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8) Code / V	4. Securities Acquired (A) or Disposed Of (D) (Instr. 3, 4, and 5) Amount / A/D / Price	5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
Common Stock	8/12/2002		S /	10,000 / D / $3.672 (2)
Common Stock	8/13/2002		S /	5,000 / D / $3.631(2)
Common Stock	8/14/2002		S /	12,000 / D / $3.3564 (2)
Common Stock	8/15/2002		S /	10,000 / D / $3.3418 (2)
Common Stock	8/16/2002		S /	10,000 / D / $3.2910 (2)
Common Stock	8/19/2002		S /	8,000 / D / $3.4125 (2)
Common Stock	8/20/2002		S /	10,000 / D / $3.438 (2)
Common Stock	8/21/2002		S /	10,000 / D / $3.4938 (2)
Common Stock	8/22/2002		S /	8,100 / D / $3.3463 (2)
Common Stock	8/23/2002		S /	6,000 / D / $2.9882 (2)
Common Stock	8/26/2002		S /	10,000 / D / $3.0085 (2)
Common Stock	8/27/2002		S /	3,100 / D / $2.999 (2)
Common Stock	8/28/2002		S /	9,000 / D / $2.7278 (2)
Common Stock	8/29/2002	9/4/02	S /	11,800 / D / $2.7197 (2)
Common Stock	8/30/2002	9/4/02	S /	2,000 / D / $3.00 (2)
Common Stock			/	/ / $	1,054,189	D
Common Stock			/	/ / $	3,835,431(1)	I	By Limited Liability Company

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Transaction Code (Instr.8) Code / V	5. Number of Derivative Securities Acquired (A) or Disposed Of (D) (Instr. 3, 4 and 5) (A) or (D)	6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year) (DE) / (ED)	7. Title and Amount of Underlying Securities (Instr. 3 and 4) Title / Amount or Number of Shares	8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr.4)	10. Owner- ship Form of Deriv- ative Securities: Direct (D) or Indirect (I) (Instr.4)	11. Nature of Indirect Beneficial Ownership (Instr.4)
Explanation of Responses:

(1) Includes 3,835,431 of the 15,285,593 shares of the issuer held by AA Holdings, LLC, which may be deemed to be beneficially owned by the Trust indirectly through the Trust's proportionate interests in Chowdry Investments, LLC, Chowdry Limited Partnership and Chowdry, Inc. These parties are all managers and proportionate holders of AA Holdings, LLC. The reporting person is also a manager of Chowdry Investments, LLC, is the sole general partner of Chowdry Limited Partnership and is the sole stockholder of Chowdry, Inc.

(2) These transactions are part of a written plan for the sale of shares in accordance with SEC Rule 10b5-1(c).

By: /s/ Mark R. Levy, as attorney-in-fact for the Michael A. Chowdry Marital Trust 9/6/02 ** Signature of Reporting Person Date SEC 1474 (8-02)
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).
** Intentional misstatements or omissions of facts constitute Federal Criminal Violations See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure